

Mail Stop 4628

January 19, 2018

Carlin G. Conner
President and Chief Executive Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 1500
Tulsa, Oklahoma 74136-4231

      Re: SemGroup Corporation
              Registration Statement on Form S-4
              Filed January 8, 2018
              File No. 333-222473

Dear Mr. Conner:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director
                        Office of Natural Resources

cc: Robert J. Melgaard
       Conner & Winters, LLP